11018480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-42262

CM

SEC Mail Processing Section
MAR 01 2011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

RECD S.E.C.
MAR 1 2011
503

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 FRANKLIN AVENUE – SUITE 300
(No. and Street)

GARDEN CITY	**NY**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GRASSEL **(516) 750-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

JD
3/18

OATH OR AFFIRMATION

I, NANCY CHINCHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDGRAIN SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy F. Chinchar
Signature

CEO
Title

Jon Heimowitz
JON HEIMOWITZ
Notary Public, State of New York
No. 01HE4991099
Qualified in Nassau County 2/3/2011
Commission Expires July 16, 2014
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC Mail Processing Section
MAR 01 2011
Washington, DC
211

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

SANDGRAIN SECURITIES, INC.
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Sandgrain Securities, Inc.

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	63,136
Receivables from clearing organization		185,575
Deposit with clearing organization		100,000
Securities owned		76,941
Employee receivables		38,325
Furniture and equipment, net of accumulated depreciation of $365,720		35,327
Prepaid expenses and other assets		115,542
TOTAL ASSETS	$	614,846

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	115,374
Accounts payable and accrued expenses		67,650
Subordinated borrowing		250,000
Total liabilities		433,024
Commitments and contingencies (Note 11)		
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 10 shares issued and outstanding		1,000
Additional paid-in capital		230,158
Accumulated deficit		(49,336)
Total shareholder's equity		181,822
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	614,846

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc. (the "Parent"), was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and is a member of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company also acts as an agent in the private placement of securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records proprietary securities transactions and commission revenue and related expenses on a trade date basis. The Company records revenue from private placement fees as earned, generally upon the closing of a transaction.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Furniture and equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standard Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures,* to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs shall reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Securities transactions

Securities are recorded at fair value in accordance with FASB ASC 820. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the value when sold and may result in a gain or loss to the Company.

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. EMPLOYEE RECEIVABLES

Employee receivables include advances against future commissions to be earned by employees, and loans. The advances are generally short term and are recovered from the commissions generated by these employees. Loans to employees are longer in duration and are covered by promissory notes. Payment terms vary. Advances and loans are non-interest bearing. The Company has provided an allowance for those advances and loans that are considered doubtful of recovery. At December 31, 2010, the net amount of advances and loans was $38,325.

NOTE 4. RECEIVABLE AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions receivable for customer transactions generated in December 2010, and received in January 2011. The deposit with the clearing organization of $100,000 is required by the clearing agreement.

NOTE 5. FAIR VALUE MEASUREMENTS

The following are the major categories of assets and liabilities measured at fair value during the year ended December 31, 2010:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities	$ 52,859	$ 52,859	$ -	$ -
Non-readily marketable securities	24,082	-	-	24,082
Total	$ 76,941	$ 52,859	$ -	$ 24,082

The following table identifies the valuation of the Company's Level 3 investments in accordance with the FASB ASC 820 fair value levels as of December 31, 2010:

	Level 3
Balance - January 1, 2010	$ 29,980
Transfers out of Level 3	(6,480)
Total gains or losses	14,812
Purchases, issuances, sales, and settlements	(14,230)
Balance - December 31, 2010	$ 24,082

NOTE 6. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. Accordingly, in 2010, the Company utilized its share of existing net operating loss carryforwards to reduce its income tax provision to zero. Should benefits be derived from the net operating loss carryforward utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

NOTE 7. OFF-BALANCE SHEET AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. The Company also acts as an agent in the private placements of securities. As of December 31, 2010, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The Company's cash and securities owned that are held at its clearing broker are subject to the credit risk of the clearing broker. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.

NOTE 8. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2010:

Furniture	$	153,395
Equipment		236,762
Leasehold improvements		10,890
		401,047
Less: accumulated depreciation and amortization		(365,720)
Furniture and equipment, net	$	35,327

NOTE 9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2010:

Operating expenses	$	19,022
Deferred rent		24,287
Accrued salaries		18,722
State and local taxes payable		5,619
	$	67,650

NOTE 10. RELATED PARTY TRANSACTIONS

At December 31, 2010, the Company had borrowings of $250,000 from its Parent, which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the SEC, and, accordingly, the borrowings are available in computing net capital, as defined. The agreement is scheduled to mature on July 31, 2012, unless extended. The loan bears interest at a rate of 9.6% per annum. During 2010, the Company paid its Parent $24,000 in interest on the loan.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Office leases

The Company leases office space and equipment under operating leases that expire at varying dates through February 28, 2017. The office lease contains provisions for future rent increases. The total amount of office lease payments due under the lease terms is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition and included in "accounts payable and accrued expenses." Future minimum annual payments required as of December 31, 2010, are as follows:

Year ending December 31:	Minimum lease payments
2011	$ 222,500
2012	166,800
2013	162,600
2014	166,900
2015	171,400
Thereafter	206,200
Total	$ 1,096,400

Litigation

In the normal course of business, the Company may be a party to litigation and various regulatory matters. The Company is a defendant in a FINRA arbitration filing brought by former customers, each making various claims including breach of fiduciary responsibility, negligence and failure to supervise. The claimants are seeking to recover in excess of $2,900,000 in the aggregate. This matter is currently in the discovery phase and no date has been set for arbitration hearings. Although the Company believes that the claim is without merit and intends to vigorously defend its position, the ultimate outcome of this matter cannot presently be determined and the amount of liability with respect to it, if any, cannot be reasonably estimated. Management of the Company believes that there will not be any material adverse effect on the Company's financial position.

NOTE 12. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $209,813, which was $109,813 in excess of the Company's required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 87.23% at December 31, 2010.

NOTE 13. CONTINUING OPERATIONS

The Parent has committed to provide capital to support the Company's continuing operations as needed.